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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                            CTI GROUP (HOLDINGS) INC.
                            -------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                              --------------------
                         (Title of Class of Securities)

                                   126431 10 5
                                   -----------
                                 (CUSIP Number)
                                DECEMBER 31, 2004
                                ----------------
             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]   Rule 13d-1(b)
      [X]   Rule 13d-1(c)
      [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
 NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
                                    NUMBER.


                                   Page 1 of 6
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CUSIP NO. 126431 10 5             SCHEDULE 13G                       Page 2 of 6

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Harold D. Garrison
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER

 NUMBER OF              2,334,729 (1)
  SHARES          --------------------------------------------------------------
BENEFICIALLY      6     SHARED VOTING POWER
  OWNED BY
    EACH                0
 REPORTING        --------------------------------------------------------------
PERSON WITH:      7     SOLE DISPOSITIVE POWER

                        2,334,729 (1)
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,334,729 (1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
      [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      8.4%(1)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN
--------------------------------------------------------------------------------
(1)   See Item 4 herein.
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                                                                     Page 3 of 6

Item 1(a)   Name of Issuer:

            CTI Group (Holdings) Inc. (the "Issuer")

Item 1(b)   Address of Issuer's Principal Executive Offices:

            333 North Alabama Street Suite 240 Indianapolis, IN 46204

Item 2(a)   Name of Person Filing:

            Harold D. Garrison

Item 2(b)   Address of Principal Business Office or, if none, Residence:

            333 North Alabama Street Suite 240 Indianapolis, IN 46204

Item 2(c)   Citizenship:

            United States of America

Item 2(d)   Title of Class of Securities:

            Class A common stock, par value $0.01 per share ("Class A Stock")

Item 2(e)   CUSIP Number:

            126431 10 5

Item 3      Not Applicable

Item 4      Ownership:(1)

            (a) Amount beneficially owned: As of February 14, 2005, Mr. Garrison beneficially owned 2,334,729 shares of Class A Stock,(2) including 542,081 shares of Class A Stock


------------
(1) Mr. Garrison's beneficial ownership information and the percentage of Class A Stock beneficially owned by Mr. Garrison reported herein are based on the information provided by the Issuer's transfer agent as of February 14, 2005.

(2) As of February 14, 2005, Mr. Garrison also beneficially owned 177,178 shares of Class B common stock of the Issuer ("Class B Stock") which represented 6.3% of the outstanding shares of Class B Stock (based on 2,833,334 shares of Class B Stock outstanding as of November 12, 2004, as reported in the Issuer's Form 10-QSB filed with the Securities and Exchange Commission (the "SEC") on November 15, 2004). Class B Stock is not an "equity security" as that term is defined in Rule 13d-1(i) promulgated under the Act. Mr. Garrison has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 177,178 shares of Class B Stock, including 14,732 shares held by Mr. Garrison directly, 67,684 shares held by HDG Investments, LLC, and 94,762 shares held by Sunset, LLC.

            and options(3) to purchase 65,625 shares of Class A Stock held directly by Mr. Garrison, 422,785 shares of Class A Stock held by HDG Investments, LLC, and 1,304,238 shares of Class A Stock held by Sunset, LLC. Mr. Garrison is the sole member of HDG Investments, LLC and the managing member of Sunset, LLC.

            The filing of this Amendment No. 2 to Schedule 13G shall not be construed as an admission that (a) Mr. Garrison is, for purposes of
            Section 13(d) or 13(g) of the Act, the beneficial owner of any equity securities covered by this Amendment No. 2 to Schedule 13G or
            (b) that this Amendment No. 2 to Schedule 13G is legally required to be filed by Mr. Garrison.

            (b) Percent of class: 8.4% (based on 27,893,459 shares of Class A Stock outstanding as of February 14, 2005).

            (c) Number of shares as to which Mr. Garrison has:

                  (i) sole power to vote or to direct the vote: 2,334,729 shares of Class A Stock, including 542,081 shares of Class A Stock and options to purchase 65,625 shares of Class A Stock held directly by Mr. Garrison, 422,785 shares of Class A Stock held by HDG Investments, LLC, and 1,304,238 shares of Class A Stock held by Sunset, LLC.

                  (ii) shared power to vote or to direct the vote: 0 shares of Class A Stock.

                  (iii) sole power to dispose or to direct the disposition of:
                        2,334,729 shares of Class A Stock, including 542,081 shares of Class A Stock and options to purchase 65,625 shares of Class A Stock held directly by Mr. Garrison, 422,785 shares of Class A Stock held by HDG Investments, LLC, and 1,304,238 shares of Class A Stock held by Sunset, LLC.

                  (iv)  shared power to dispose or to direct the disposition of:
                        0 shares of Class A Stock.

Item 5      Ownership of Five Percent or Less of a Class:

            Not Applicable

Item 6      Ownership of More Than Five Percent on Behalf of Another Person:

            Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

            Not Applicable


------------
(3) On September 4, 2002, Mr. Garrison was granted an option to purchase 112,500 shares of Class A Stock. On November 5, 2003, Mr. Garrison was granted an option to purchase 37,500 shares of Class A stock. The options granted on September 4, 2002 and November 5, 2003 become exercisable in four equal annual installments beginning on the first anniversary of their respectful grant dates.

                                                                      Pag 5 of 6


Item 8      Identification and Classification of Members of the Group:

            Not Applicable

Item 9      Notice of Dissolution of Group:

            Not Applicable

Item 10     Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 2005                 By:    /s/ Harold D. Garrison
                                               ----------------------
                                        Name:  Harold D. Garrison